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10026274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2201
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Member
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Turning Point Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

February 24, 2010

TURNING POINT SECURITIES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash in Bank		$306,982
Accounts Receivable		3,023
Clearing Deposit		10,591
Total Current Assets		$320,596
FIXED ASSETS		
Office Equipment	$ 75,175	
Less - Accumulated Depreciation	73,596	
Net Fixed Assets		1,579
OTHER ASSETS		
Investment	$ 10,000	
Total Other Assets		10,000
TOTAL ASSETS		$ 332,175

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 9,563
Total Current Liabilities		$ 9,563
MEMBER'S CAPITAL		
Member's Capital	$ 460,245	
Net Income for the Year	58,023	
Member's Distributions	(195,656)	
Total Member's Capital		322,612
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 332,175

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer. The Company provides brokerage services to broker-dealers and institutional clients and has the authority to act as a market maker and trade prorietarily off the floor. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair value. Referral income is recognized when earned, in compliance with accounting principles generally accepted in the United States of America.

Depreciation

The depreciation of office equipment is calculated on an accelerated basis as calculated for federal income tax returns, and does not differ significantly from depreciation computed on a straight line basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its member's tax returns, therefore no federal or state income tax provision is made by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company's 401(k) Plan is administered by an outside financial institution. For the year ended December 31, 2009 the Company made no contribution to the plan.

Investment

The investment represents the original cost of investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The investments at December 31, 2009 include common stock, as an Other Asset, in:

NSX Holdings	$10,000

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or for liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2009, the Company did not have anything to report.

NOTE 5- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company has traded no derivatives during the year ended December 31, 2009. Unrealized gains or losses on these derivative contracts would be recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company can engage in various trading and brokerage activities in which counterparties primarily would include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions would be entered into to conduct trading activities, and manage market risks, and would, therefore, be subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has traded no derivatives during the year ended December 31, 2009.

In addition, the Company can sell securities that it does not currently own and would therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at the fair values of the related securities and would incur a loss if the fair value of the securities subsequently increases. The Company has traded no derivatives during the year ended December 31, 2009.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital and net capital requirements of $308,010 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 3.1%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 9- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of December 31, 2009.

TURNING POINT SECURITIES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2009